Exhibit 99.1
Avago Technologies Continues Manufacturing Outsourcing Program
SAN JOSE, Calif., — September 25, 2007 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today announced that as part of its manufacturing outsourcing program it will reduce its workforce, primarily in Asia, by approximately 400 employees. As a result, the Company expects to record a cash charge between $5 million and $7 million during its fourth fiscal quarter, ending October 31, 2007.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
Safe Harbor Statement
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SECs website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
************************************************************************
Avago, Avago Technologies, and the A logo are trademarks of Avago Technologies Limited in the United States and other countries.
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com